Exhibit 99.2

PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER ENDED AUGUST 31, 2011

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

MANAGEMENT DISCUSSION AND ANALYSIS

Background and overview

This Management Discussion and Analysis (MD&A) is intended to assist readers in understanding Pure Nickel Inc. (“Pure Nickel,” the “Corporation,” “we,” “our,” “us”), its business environment and future prospects. This MD&A should be read in conjunction with our unaudited interim consolidated financial statements and related notes for the nine-month period ended August 31, 2011, and the most recent annual consolidated financial statements. Information herein includes any significant developments to October 12, 2011, the date on which the MD&A was approved by our directors.

We are in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. Our intention is to explore undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. We would then expect to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. At that point we would expect to retain an interest in the property: either a percentage of ownership, or receive a percentage royalty from the production.

Our common shares trade on the Toronto Stock Exchange (TSX) under the symbol “NIC,” and on the Over the Counter Bulletin Board (OTCBB) in the United States under the symbol “PNCKF”. We intend to voluntarily deregister our common stock under the Securities and Exchange Act of 1934 by filing a Form 15F with the SEC on or about October 13, 2011, after which our shares will no longer trade on the OTCBB, but will continue to trade on the TSX. Our consolidated financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). (We disclose differences between Canadian GAAP and United States GAAP in a note to our consolidated financial statements.) Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars.

We were incorporated under the Company Act (British Columbia) on April 29, 1987, and continued under the Canada Business Corporations Act on April 7, 2009. We conduct our U.S. operations through a wholly-owned subsidiary, Nevada Star Resource Corp. (U.S.), a Nevada corporation. Nevada Star Resource Corp. (U.S.) owns a 70% participating interest in MAN Alaska LLC, a Delaware limited liability company.

Exploration Plans for our Properties

For 2011, our exploration activity has been focussed on the MAN Alaska property. We continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

Third Quarter Highlights

MAN Alaska property

Our exploration partner on the MAN Alaska property, Itochu Corporation, continued its participation in our exploration program. Under a joint venture agreement, Itochu can earn an interest in the property of up to 75% by incurring US$40 million of exploration expenditures by 2013. To date Itochu has earned a 30% interest in the property.

Operations at the MAN Alaska property were under way during the third quarter. The drill program concluded just after the quarter-end, on September 6, 2011, and approximately 2600 metres in 11 holes have been completed. Assays are expected by the end of October. In addition to the drill program, ground-based mapping and sampling of the northern portion of the MAN Alaska property was conducted by both Pure Nickel and Itochu geologists.

Milford Utah property

In July, we announced that we had reached a letter of intent with a group led by Skye Mineral Partners, LLC regarding our position in the Milford, Utah copper project currently controlled by the Western Utah Copper Company (“WUCC”).

WUCC and its parent Copper King Mining Corporation filed for bankruptcy in May 2010. Skye and its partners are the largest secured creditors of WUCC, thus making the group the leading candidate to provide resolution to the bankruptcy. This letter of intent paves the way for Skye and its partners to ultimately acquire the project once WUCC emerges from bankruptcy.

In 2002 Nevada Star Resource Corp. (U.S.), a wholly-owned subsidiary of Pure Nickel, had granted an option agreement to WUCC on all of Nevada Star’s mining properties near Milford, Utah. In November 2008, WUCC failed to put the Nevada Star claims into production as it was required to do under the terms of the agreement, thereby entitling Nevada Star to exercise its option to reacquire the claims. In June 2009, after repeated attempts to confirm the precise production status of the project, Nevada Star launched an action asking the Federal Court in Utah for a declaratory judgement permitting Nevada Star to take back the claims pursuant to the 2002 agreement. WUCC filed a counterclaim. In May 2010 WUCC and its parent filed for Chapter 11 bankruptcy and Nevada Star’s action was stayed pending the reorganization of WUCC.

Terms under the letter of intent include: subject to the exit of Western Utah Copper Company (WUCC) from bankruptcy, a series of payments aggregating $3.5 million over a twelve-month period, and the granting by Skye to us of a 1% Net Smelter Return (NSR) in all properties acquired by Skye from WUCC and Nevada Star. The NSR is subject to a royalty cap of US$8 million. The terms of the final agreement may differ from those contemplated in the letter of intent.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

Manibridge Manitoba property

During the quarter, the Manibridge Manitoba joint venture agreement with Crowflight Minerals (now CaNickel Mining Limited) was terminated. The original agreement in 2007 was designed to explore and develop properties controlled by both companies. An initial jointly funded exploration program was conducted in 2008 and the drill results were very encouraging. Subsequent to the program, market conditions were not conducive to the advancement of the joint venture and it was mutually agreed to terminate the agreement and have the claims returned to each original owner.

Salt Chuck Alaska property

During the quarter the permitting process for the Salt Chuck property was completed. Permits are now in place, and we will undertake further exploration assessment and planning during the fourth quarter. Located on Prince of Wales Island in the Alaskan Panhandle, the property consists of 146 contiguous federal lode mining claims. The Salt Chuck mine produced approximately 300,000 metric tonnes of ore, reported by US government summaries (1948) to be 0.95% copper, 1.96 g/t palladium, 1.12 g/t gold and 5.29 g/t silver. The mine was the largest producer of palladium in the United States during production.

Tower Manitoba property

Our option partner on the Tower property, Rockcliff Resources Inc. (TSXV: RCR), reported in July that it had commenced its summer exploration program which will include drilling at the Tower property. Drilling at the Tower property will focus on two untested conductors that were discovered by a geophysical Time Domain Electromagnetic Survey (TDEM) recently completed by Rockcliff. The first conductor is located approximately 800m west of the Tower copper deposit and has a strike length of over 1 km and very similar geophysical characteristics to the nearby deposit. The second is a 250m long conductor located approximately 100m west of the deposit.

Rockcliff has the exclusive right to earn a 70% interest in the Tower Property from us. Rockcliff must pay $150,000 in incremental payments over four years and is required to incur aggregate exploration expenditures totalling $4,000,000 over four years.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

We have mineral rights to a number of exploration properties in various stages of exploration in North America. A summary of the properties is presented in the table below.

Property	Location	Claims area (approx.)	Comments
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	40,380 hectares	The property is currently in the early exploration stage. We regard MAN as one of our more important properties and are operating under an option agreement with ITOCHU Corporation, under which Itochu has acquired a 30% participating interest in the property, and may acquire up to 75%.
William Lake	Manitoba (70 km from Grand Rapids)	30,553 hectares	We consider William Lake to be one of our premier properties. An extensive exploration program was conducted during 2008.
Tower Property		7,627 hectares	On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up to a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block. Rockcliff commenced exploration in October 2010.
Salt Chuck	Alaska, Prince of Wales Island	1,082 hectares	The property is currently in the early exploration stage. Exploration permits are in place and planning is underway.
Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	19,713 hectares	The property is currently in the early exploration stage. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.
Manibridge	Manitoba (128 km SW Thompson )	274 hectares	The property is located in the Thomson nickel belt.
Haut Plateau de la Manicouagan East (HPM)	Quebec (180 km NW of Sept Isles)	748 hectares	Manicouagan Minerals Inc. has earned a 50% interest in the property by making the required options and exploration expenditures.
Raglan, Nuvilik	Quebec	9,982 hectares	This property is currently in the early exploration stage.
Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	19,850 hectares	The property is currently in the early exploration stage. In 2010, a soil geochemical survey was completed.
Milford	Utah	2,830 hectares	The copper property has been operated by Copper King Mining Corporation, and its affiliate Western Utah Copper Company (WUCC), which are currently operating under Chapter 11 bankruptcy protection. Please refer to discussion above, “Milford Utah Property.”

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

Selected financial information

	Three months ended Aug. 31,2011	Three months ended Aug. 31,2010	Nine months ended Aug. 31, 2011	Nine months ended Aug. 31, 2010
Revenues	$ −	$ −	$ −	$ −
Expenses – Administration and general	188,352	81,263	1,074,223	1,327,683
Expenses – other	15,750	36,254	14,122	137,109
Net loss	204,102	117,517	1,088,345	1,464,892
Net loss per share	0.003	0.002	0.02	0.02

Results of operations – three months ended August 31, 2011

We received no operating revenues during the three months ended August 31, 2011, which is unchanged from the three months ended August 31, 2010. This is in accordance with our plans, as we do not currently generate revenues or cash flows from operations (other than interest income and some payments related to mineral properties that are credited to mineral properties on the balance sheet rather than being identified as revenues in our statement of operations). We are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $204,102 or $0.003 per share for the three months ended August 31, 2011, compared to a net loss of $117,517 or $0.002 per share for the three months ended August 31, 2010. The loss includes a small gain (under $1,000) on foreign exchange for which the comparative figure is a loss of $68,668. We recorded a loss of $23,500 for the quarter compared to a gain of $23,625 in the previous year due to a loss in the fair value of investments. These figures resulted from the required accounting treatment when we receive warrants as part of an option agreement with a venture partner: under GAAP we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet reporting date.

General and administrative expenses for the three months ended August 31, 2011 were $188,352 compared to $81,263 for the three months ended August 31, 2010. The increase in expenses for the quarter is attributable to timing differences in the incidence of various items. (On a year-to-date basis, for the nine months ended August 31, 2011, general and administrative expenses are reduced by 19%, primarily due to no bonuses being paid in the current year.)

Cash flows used by operating activities was $216,757 for the quarter, compared to cash used by operating activities of $195,211 in the previous year, a small change.

Investing activities provided cash of $689,569 for the three months ended August 31, 2011 compared to $947,636 of cash used by investing activities in the three months ended August 31, 2010, primarily due to the shifting of short-term investments between term deposits and savings accounts, in order to maximize interest revenue. There was no cash raised by financing activities during the current nor the corresponding quarter last year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

Results of operations – nine months ended August 31, 2011

We received no operating revenues during the nine months ended August 31, 2011, which is unchanged from the nine months ended August 31, 2010. We do not currently generate revenues or cash flows from operations (except for interest income and some payments related to mineral properties that are credited to mineral properties on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $1,088,345 or $0.02 per share for the nine months ended August 31, 2011, compared to a net loss of $1,464,892 or $0.02 per share for the nine months ended August 31, 2010. The loss includes a $32,827 loss on foreign exchange for which the comparative figure is a loss of $39,505. Our policy has been to maintain U.S. dollar cash balances for the payment of expenses incurred in U.S. dollars: the loss results from the appreciation of the Canadian dollar during the period. The loss was reduced by a recovery from the write-off of a credit balance pertaining to the Forgues portion of our HPM/Forgues property when we determined that due to the low potential for discovery those claims would not be renewed.

General and administrative expenses for the nine months ended August 31, 2011 were $1,074,223, down by 19% from the figure of $1,327,683 for the nine months ended August 31, 2010. The decrease in expenses is attributable to a decrease of $108,000 for non-cash stock-based compensation and a decrease of $295,000 for cash bonuses paid to employees and consultants. We recorded a loss of $36,625 for the nine months ended August 31, 2011 compared to a loss of $107,750 in the prior year due to a decrease in the fair value of investments. These figures resulted from the required accounting treatment when we receive warrants as part of an option agreement with a venture partner. Under GAAP we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet reporting date.

Cash flows used in operating activities were $1,276,141 for the nine months ended August 31, 2011, compared to cash used in operating activities of $1,129,715 in the prior year, a small change.

Investing activities provided cash of $661,309 for the nine months ended August 31, 2011 compared to $873,282 in the previous year, primarily due to the shifting of short-term investments between term deposits and savings accounts, in order to maximize interest revenue. Cash from financing activities was nil for the nine months ended August 31, 2011 compared to $507,800 in the prior period, which represented the proceeds from Itochu Corporation exercising their option to acquire an interest in the MAN Alaska property, as described in note 7(b) of the consolidated interim financial statements.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

Quarterly Information

Selected financial information for the previous eight quarters is set out below.

	Quarter ended August 31, 2011 $	Quarter ended May 31, 2011 $	Quarter ended Feb. 28, 2011 $	Quarter ended Nov. 30, 2010 $
Revenues	−	−	−	−
Expenses	188,352	527,785	358,086	153,918
Net income (loss)	(204,102)	(523,849)	(360,394)	(843,874)
Net income (loss) per share*	(0.003)	(0.008)	(0.005)	(0.01)
	Quarter ended Aug. 31, 2010 $	Quarter ended May 31, 2010 $	Quarter ended Feb. 28, 2010 $	Quarter ended Nov. 30, 2009 $
Revenues	−	−	−	−
Expenses	81,263	849,731	396,689	465,473
Net income (loss)	(117,517)	(849,731)	(393,940)	(520,241)
Net income (loss) per share*	(0.002)	(0.01)	(0.006)	(0.008)

* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Liquidity and Capital Resources

Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, and the issuance of shares for services, property or other assets). Fluctuations in our share price will affect our ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our warrants to exercise them into shares of the Corporation.

We had cash and equivalents as well as short term investments of $2,193,945 at August 31, 2011 compared to $4,104,904 at November 30, 2010. This balance includes restricted cash and cash equivalents of $84,279 (November 30, 2010 - $85,931) which are funds invested in guaranteed investment certificates with maturities of less than three months as security for corporate credit cards. Working capital was $2,320,592 at August 31, 2011 compared to $3,843,307 at November 30, 2010. Current liabilities at August 31, 2011 consisted of accounts payable and accrued liabilities payable totalling $128,344 compared to $438,457 at November 30, 2010.

The exploration and development of our mineral projects will require substantial additional capital. Failure to obtain sufficient capital would result in the delay or indefinite postponement of exploration, development or production on any or all projects, and may cause loss of participating project interests (please refer to Risks, on page 14). Management believes that the working capital on hand at August 31, 2011 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the next 12 months.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

Off-Balance-Sheet Arrangements

We have not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

During the nine months ended August 31, 2011, we incurred legal expenses with a firm of which a director was a principal during the period of $19,446 (2010 - $26,775) for legal services. The balance and transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

Proposed Transactions

We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

Share Capital

At August 31, 2011, share capital was as follows:

Issued and outstanding common shares	67,832,226
Stock options	5,995,000

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

Critical Accounting Estimates and Policies

Our consolidated financial statements for the three months and nine months ended August 31, 2011 are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Management makes certain estimates and relies upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

The most significant accounting estimates for us relate to the carrying values of our mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period. Following are our more critical accounting policies.

Mineral Properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess is recognized as income.

Foreign Exchange Loss

The consolidated financial statements are stated in Canadian dollars, which is our functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

Financial Instruments, including Investments

Financial instruments are measured at fair value upon initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. We have designated cash and cash equivalents and restricted cash as held-for-trading. Short-term investments are designated as available-for-sale. Accounts receivable are classified as loans and receivables and approximate fair value. Accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statement of operations, comprehensive loss and deficit.

Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options, warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

Stock Based Compensation

We have a plan for granting stock options to management, directors, employees and consultants. We recognize compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. We estimate the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

Changes in Accounting Policies

International Financial Reporting Standards

We will be required to adopt International Financial Reporting Standards (IFRS) effective December 1, 2011, so that the first time that we report under IFRS will be for the three months ended February 29, 2012. The conversion to IFRS will affect our accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may affect certain business processes such as foreign exchange conversion, and the interpretation of some contracts.

Our conversion plan has four phases: scoping and planning, detailed assessment, implementation, and post-implementation. We are currently in the detailed assessment phase which entails, among other things, selecting accounting policies under IFRS and under IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” and determining the effect of their adoption on our financial systems and statements. We plan to prepare a mock-up of IFRS financial statements for review by the audit committee during fiscal 2011, and identify the additional information that will be required for IFRS disclosure

IFRS 1 provides companies adopting IFRS for the first time with some optional exemptions as well as certain mandatory exemptions for the preparation of the opening balance sheet. Our current assessment of the IFRS exemptions is as follows:

We have the option of applying the requirement of IFRS 2 Share-Based Payment to share-based payments to equity instruments that vested before December 1, 2011, or to apply the requirements of IFRS 2 only to share-based payments that are not vested as of December 1, 2011. We will elect to apply the requirements of IFRS 2 only to share-based payments that are not vested as of December 1, 2011.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

As discussed further below, IFRS requires that the functional currency of each entity included in the consolidated financial statements be determined separately. We have determined that as at the transition date the Canadian dollar was the functional currency of the parent company, Pure Nickel Inc., but was not the functional currency of our subsidiary Nevada Star Resource Corp. (US), nor that company’s joint venture MAN Alaska LLC, which each have a United States dollar functional currency. In accordance with IFRS 1 optional exemptions, we will elect to transfer the cumulative translation differences, recognized as a separate component of equity, to deficit at the transition date.

We have the option of electing to not apply IFRS 3 Business Combinations retrospectively to past business combinations. We will use that option and will elect to apply IFRS 3 for business combinations effective December 1, 2011.

We are in the process of analyzing the effect of adopting IFRS on our financial statements. Some of the more important choices and implications of converting to IFRS are as follows:

Exploration and evaluation costs: We expect that our current accounting policy will continue under IFRS.

Asset impairment: Under IFRS, we must assess at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, we would estimate the recoverable amount of the asset, which is defined as the higher of an asset’s fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset. An impairment loss must be recorded if the carrying value of the asset is less than the recoverable amount of the asset. The first step in recognition of an impairment loss under Canadian GAAP is based on undiscounted cash flows, which does not exist under IFRS. Therefore an impairment loss could be recognized under IFRS earlier than under Canadian GAAP. However, a change in the estimates used to determine an asset’s recoverable amount since the last impairment loss was recognized could result in a reversal of an impairment loss recognized in prior periods for an asset other than goodwill, whereas no such reversal is possible under Canadian GAAP. We will assess whether there are any impairment indicators on the transition date.

Assets Retirement Obligations: IFRS defines asset retirement obligations (AROs) as legal or constructive obligations. Under IFRS, AROs are calculated using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability) and is revised every reporting period to reflect changes in assumptions or discount rates. Under Canadian GAAP, AROs are calculated using a current credit-adjusted, risk-free rate for upward revisions and the original credit-adjusted, risk-free rate for downward revisions. The original liability is not adjusted for changes in current discount rate. Currently we have not incurred any AROs related to the exploration of our mineral properties and will adopt the IFRS method in the calculation of AROs when AROs are recognized.

Foreign Exchange: Under IFRS, each foreign operation is required to determine its functional currency in accordance with the standard and translate all foreign currency items into the functional currency. Upon consolidation, all assets and liabilities of the consolidated operations with a functional currency that is different than the presentation currency are translated at the closing rate at the date of the balance sheet. Canadian GAAP, on the other hand, requires each foreign operation to be classified as integrated or self-sustaining operations.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

Our foreign exchange policy under IFRS is expected to be as follows:

The consolidated financial statements are stated in Canadian dollars, which is the Company’s functional currency. The functional currency is the currency of the primary economic environment in which the Company operates. The Company’s United States subsidiary Nevada Star Resource Corp. (US) and its joint venture MAN Alaska LLC each determine their own functional currency, which is United States dollars, so that items in their financial statements are measured in United States dollars.

Transactions in foreign currencies (that is, in currencies other than the functional currency of each entity) are initially recorded at the functional currency spot rate of exchange prevailing at the date of the transaction. Assets and liabilities denominated in foreign currencies (not in the functional currency) are translated at the functional currency spot rate of exchange at the balance sheet date. All resulting differences are charged to foreign exchange gains or losses in the income statement. (In the future, if the Company were to have foreign currency borrowings accounted for as a hedge of a net investment in a foreign operation, foreign exchange differences thereon would be taken directly to equity until the disposal of the net investment, at which time they would be recognized in the income statement.)

The assets and liabilities of foreign operations are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date and transactions reflected in their statements of operations are translated at the rates prevailing at the time of the transaction. The exchange differences are taken directly to a separate component of equity. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the income statement.

Share-based Payments: Under IFRS, each installment is to be treated as a separate share option grant with graded-vesting features, forfeitures are to be estimated at time of grant and revised if actual forfeitures are likely to differ from previous estimates and options granted to parties other than employees are measured on the date the goods or services received. The concept of employees and others providing similar services is a broader concept under IFRS than under existing GAAP. We currently record our stock-based compensation expenses on a straight line basis over the vesting period, and record forfeitures as they occur. The transition to IFRS will result in more variability in the compensation expenses reported.

The above comments should not be considered as a complete list of changes that will result from the transition to IFRS: our analysis is continuing and some policies remain to be addressed. In addition, the accounting bodies responsible for issuing Canadian and IFRS accounting standards have significant ongoing projects that could our financial statements, including projects regarding income taxes, financial instruments and joint venture accounting. In addition, there is an extractive industries project currently underway that will lead to more definitive guidance on the accounting for exploration expenditures, but this is still in the discussion paper stage and may not be completed for some time. We are continuing to monitor the development of these projects and will assess their impact in the course of our transition to IFRS.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

Disclosure Controls and Procedures

Our CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument (NI) 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

We designed the DC&P and ICFR, the latter of which was using the framework in Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by COSO, which is based upon their earlier publication Internal Control – Integrated Framework, to provide reasonable assurance that material information relating to us is made known to our CEO and CFO during the reporting period; and that information required to be disclosed by us in our filings under securities legislation is recorded, processed, summarized and reported within the required time periods; and to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP.

Our CEO and CFO evaluated the design effectiveness of the DC&P and ICFR, as defined by NI 52-109, as of August 31, 2011. Based on this evaluation, they concluded that the designs of the DC&P and ICFR were effective as of August 31, 2011. NI 52-109 also requires Canadian public companies to disclose in their MD&A any change in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No change to ICFR has occurred during the quarter.

Only reasonable rather than absolute assurance that misstatements would be prevented or detected on a timely basis by ICFR can be provided due to the inherent limitations of the ICFR system. Such limitations also apply to the effectiveness of ICFR as it is also possible that controls may become inadequate because of changes in conditions or deterioration in compliance with policies and procedures.

Economic Factors

Our financial performance will be directly affected by the exploration activities conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance that it will be), we will continue to incur administrative costs and exploration expenditures (many of which are capitalized) resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced.

We report our financial results in Canadian dollars although our revenues, if any, will be primarily earned in U.S. dollars, while our expenses are in both currencies. The Canadian dollar has shown significant volatility compared with the U.S. dollar. As a result, prices of commodities (such as nickel) as well as the Canadian value of disbursements incurred in United States funds have been highly volatile. We take this volatility and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
AUGUST 31, 2011

Risks

Any investment in our common shares involves a high degree of risk. Risk factors that you should consider are set out in our Annual Information Form available at www.sedar.com. For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml.

Forward-Looking Statements

This Management Discussion and Analysis includes forward-looking statements concerning our future performance, operations, and financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words “plan,” “believe,” “will,” “may,” “should,” “intend,” “estimate,” “expect,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, and expectations implied or expressed in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, and regulatory changes, all of which are beyond our control.

Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any obligation) to update the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.